April 5, 2006

Ronald G. Hiscock
President and Chief Executive Officer
Alphatec Holdings, Inc.
2051 Palomar Airport Road
Carlsbad, CA 92011

Re: **Alphatec Holdings, Inc.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed March 30, 2006
       File No. 333-131609

Dear Mr. Hiscock:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. Please confirm your understanding
        that we will require adequate time to review this information, and may have
        additional comments, prior to acting upon a request for acceleration of the
        effective date of the registration statement.

2.   Several of your responses and as well as disclosure in your registration statement
        indicate that your calculations of the number of shares of common stock and New
        Redeemable preferred stock to be issued and cash to be paid pursuant to the
        reorganization transactions are based on accrued and unpaid dividends through
        April 15, 2006. To the extent such calculations would result in materially

different disclosure were they based on accrued and unpaid dividends through a date closer in proximity to your expected consummation of the reorganization transactions, please revise your calculations and disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 48

Liquidity and Capital Resources, page 53

3.   We note your response to prior comment 27. Please disclose in the registration statement that HealthpointCapital has not entered into any agreement with you or made any representation with respect to the provision of additional funds.

Business, page 60

Compliance with Fraud and Abuse Laws, page 78

4.   Please expand your risk factor disclosure to addresses the risks associated with the fact that regulatory agencies may view your transactions with your referring surgeons as prohibited arrangements. We refer you to your added disclosure on page 80.

Reorganization Transactions, page 108

5.   The second bullet point of the third paragraph on page 108 indicates that you will issue an equal number of shares of New Redeemable preferred stock and common stock, at the initial public offering price per share, in satisfaction of the next $20 million of redemption and dividend obligations. However, Section 5(e) of the proposed amended and restated certificate of incorporation, which you have indicated will take effect prior to the date your registration statement becomes effective, appears to suggest that such issuance of New Redeemable preferred stock and common stock will be used to satisfy $10 million of your dividend obligations. Please advise.

Part II

Exhibit 4.2

6.   We note your response to prior comment 69. Please file Schedule I to Exhibit 4.2.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Michael L. Fantozzi, Esq.,
                 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                 617.542.2241